UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MP Materials Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

553368101

(CUSIP Number)

March 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101

1.	Names of Reporting Persons
Hancock Prospecting Pty Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,783,700 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,783,700 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,783,700 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% (1)(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	The reported securities are held directly by Hancock Prospecting Pty Limited and indirectly by Georgina Hope Rinehart, who is the principal shareholder and a director of Hancock Prospecting Pty Limited, with approximately 76.55% ownership. As a result, each of Hancock Prospecting Pty Limited and Georgina Hope Rinehart may be deemed to have or share beneficial ownership of securities held directly by Hancock Prospecting Pty Limited.

(2)	Based on 178,077,678 shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”) of MP Materials Corp., a Delaware corporation (the “Issuer”) as of February 20, 2024, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2024, as reduced by 12,300,000 shares of Common Stock following repurchase by the Issuer, as announced in the Issuer’s Form 8-K filed with the Commission on March 8, 2024.

CUSIP No. 553368101

1.	Names of Reporting Persons
Georgina Hope Rinehart
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,783,700 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,783,700 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,783,700 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	The reported securities are held directly by Hancock Prospecting Pty Limited and indirectly by Georgina Hope Rinehart, who is the principal shareholder and a director of Hancock Prospecting Pty Limited, with approximately 76.55% ownership. As a result, each of Hancock Prospecting Pty Limited and Georgina Hope Rinehart may be deemed to have or share beneficial ownership of securities held directly by Hancock Prospecting Pty Limited.

(2)	Based on 178,077,678 shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”) of MP Materials Corp., a Delaware corporation (the “Issuer”) as of February 20, 2024, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“Commission”) on February 28, 2024, as reduced by 12,300,000 shares of Common Stock following repurchase by the Issuer, as announced in the Issuer’s Form 8-K filed with the Commission on March 8, 2024.

Item 1.

(a)	Name of Issuer

MP Materials Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

1700 South Pavilion Center Drive, Suite 800

Las Vegas, Nevada 89135

Item 2.

(a)	Names of Persons Filing

This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) under Section 13 of the Securities Exchange Act of 1934, each of whom together are referred to herein as the “Reporting Persons” and individually as a “Reporting Person”:

(i)	Hancock Prospecting Pty Limited
(ii)	Georgina Hope Rinehart

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is:

Level 3 HPPL House, 28-42 Ventnor Avenue, West Perth, Western Australia 6005, Australia

(c)	Citizenship

(i)	Hancock Prospecting Pty Limited: Australia
(ii)	Georgina Hope Rinehart: Australia

(d)	Title of Class of Securities

The Issuer’s Class A Common Stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number

553368101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.	Hancock Prospecting Pty Limited

(a)	Amount beneficially owned: 8,783,700 (1)
(b)	Percent of class: 5.3% (1)(2)
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 8,783,700 (1)
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 8,783,700 (1)

2.	Georgina Hope Rinehart

(a)	Amount beneficially owned: 8,783,700 (1)
(b)	Percent of class: 5.3% (1)(2)
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 8,783,700 (1)
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 8,783,700 (1)

(1)	The reported securities are held directly by Hancock Prospecting Pty Limited and indirectly by Georgina Hope Rinehart, who is the principal shareholder and a director of Hancock Prospecting Pty Limited, with approximately 76.55% ownership. As a result, each of Hancock Prospecting Pty Limited and Georgina Hope Rinehart may be deemed to have or share beneficial ownership of securities held directly by Hancock Prospecting Pty Limited.

(2)	Based on 178,077,678 shares of the Issuer’s Common Stock as of February 20, 2024, as reported in the Issuer’s Form 10-K filed with the Commission on February 28, 2024, as reduced by approximately 12,300,000 shares of Common Stock following repurchase by the Issuer, as announced in the Issuer’s Form 8-K filed with the Commission on March 8, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each Reporting Person certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2024
(Date)

HANCOCK PROSPECTING PTY LIMITED

By:	/s/ Jay Eliot Newby
	Name:	Jay Eliot Newby
	Title:	Director

GEORGINA HOPE RINEHART

By:	/s/ Georgina Hope Rinehart

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on its behalf of a statement on Schedule 13G (the “Statement”) and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the Class A Common Stock, par value $0.0001 per share, of MP Materials Corp., a Delaware corporation, and further agrees to the filing of this Joint Filing Agreement as an exhibit to the Statement and any amendments thereto.

April 5, 2024
(Date)

HANCOCK PROSPECTING PTY LIMITED

By:	/s/ Jay Eliot Newby
	Name:	Jay Eliot Newby
	Title:	Director

GEORGINA HOPE RINEHART

By:	/s/ Georgina Hope Rinehart